UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Goody's Family Clothing, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    382588101
                                    ---------
                                 (CUSIP Number)


                                Glenn J. Krevlin
                               598 Madison Avenue
                                   12th Floor
                              New York, N.Y. 10022
                                 (646) 432-0600
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 October 6, 2005
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Glenhill Capital LP                                       13-4149785
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,637,284
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,637,284
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,637,284
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.95%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GJK Capital Management, LLC                               13-4146739
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,637,284
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,637,284
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,637,284
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.95%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Krevlin Advisors, LLC                                    13-4153005
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,637,284
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,637,284
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,637,284
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.95%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Glenhill Capital Overseas Master Fund, L.P.               98-0426132
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     701,023
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        701,023
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    701,023
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.12%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Glenhill Capital Overseas GP, Ltd.                        98-0426124
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     701,023
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        701,023
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    701,023
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.12%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 382588101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Glenn J. Krevlin
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x[
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     2,338,307
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        2,338,307
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,338,307
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.06%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN, HC
______________________________________________________________________________

      This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 400 Goody's Lane, Knoxville, Tennessee 37922.

Item 2.           Identity and Background.

      (a) - (c) This Statement is being filed by Glenhill Capital LP, GJK Capital Management, LLC, Krevlin Advisors, LLC, Glenhill Capital Overseas Master Fund, L.P., Glenhill Capital Overseas GP, Ltd. and Glenn J. Krevlin (each, a "Reporting Person" and, collectively, the "Reporting Persons").

      As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 2,338,307 shares of Common Stock, representing approximately 7.06% of the shares of Common Stock presently outstanding.

      Glenhill Capital LP ("Glenhill Capital") is a Delaware limited partnership formed to engage in the investment and trading of a variety of securities and financial instruments. The address of the principal business and principal offices of Glenhill Capital is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      The general partner of Glenhill Capital is GJK Capital Management, LLC ("GJK Capital"), a Delaware limited liability company engaged in the business of investment management. The address of the principal business and principal offices of GJK Capital is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      Krevlin Advisors, LLC, a Delaware limited liability company ("Krevlin Advisors"), is the Managing Member of GJK Capital. Krevlin Advisors is engaged in the business of investment management. The address of the principal business and principal offices of Krevlin Advisors is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      Glenn J. Krevlin is the Managing Member of Krevlin Advisors. The business address of Mr. Krevlin is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      Glenhill Capital Overseas Master Fund, L.P. ("Glenhill Master") is a Cayman Islands exempted limited partnership formed for the purpose of investing and trading in a variety of securities and financial instruments. The address of the principal business and principal offices of Glenhill Master is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      The general partner of Glenhill Master is Glenhill Capital Overseas GP, Ltd. ("Glenhill Capital Overseas"), a Cayman Islands exempted company formed for the purpose of being the general partner of Glenhill Master. The address of the principal business and principal offices of Glenhill Capital Overseas is 598 Madison Avenue, 12th Floor, New York, New York 10022.

      Mr. Krevlin is the sole director of Glenhill Capital Overseas.

      (d) - (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) The natural person identified in Item 2 is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

      All purchases of Common Stock by the Reporting Persons were made in open market transactions described in the attached Schedule I. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases was $13,534,681.66 by Glenhill Capital and $5,795,040.96 by Glenhill Master, in each case excluding commissions and other execution related costs.

Item 4.           Purpose of Transaction.

      Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Persons, is undervalued.

      Each of the Reporting Persons may acquire additional shares of the Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it. The Reporting Persons may also take any other action with respect to the Company or its Common Stock in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals with respect to the Company which relate to or would result in any of the matters listed in clauses (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons, however, may, in the future, formulate plans or proposals which relate to or would result in one or more of (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amounts of assets of the Company; (iv) a change in the present board of directors or management of the Company, including a plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter or bylaws; (viii) causing a class of securities of the Company to be delisted from a national securities exchange; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

      On October 7, 2005, Glenhill Capital and Glenhill Master are sending a letter to the members of the Company's Board of Directors expressing, among other things, their deep concern with the Company's announcement that it had agreed in principle to be acquired for a price of $8.00 per share. A copy of such letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer.

      (a) As of the date hereof, Glenhill Capital beneficially owns an aggregate of 1,637,284 shares of Common Stock, representing approximately 4.95% of the shares of Common Stock presently outstanding based upon the 33,107,881 shares of Common Stock reported by the Company to be issued and outstanding as of August 12, 2005 in its Form 10-Q filed with the SEC on August 24, 2005 (the "Issued and Outstanding Shares").

      As of the date hereof, GJK Capital beneficially owns an aggregate of 1,637,284 shares of Common Stock, representing approximately 4.95% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Krevlin Advisors beneficially owns an aggregate of 1,637,284 shares of Common Stock, representing approximately 4.95% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Glenhill Master beneficially owns an aggregate of 701,023 shares of Common Stock, representing approximately 2.11% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Glenhill Capital Overseas beneficially owns an aggregate of 701,023 share of the Common Stock, representing approximately 2.11% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Glenn J. Krevlin beneficially owns an aggregate of 2,338,307 shares of Common Stock, representing approximately 7.06% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      (b) Each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it.

      (c) Except as set forth above or in the attached Schedule I, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None

Item 7.     Material to be Filed as Exhibits.

99.1 Agreement of Joint Filing among Glenhill Capital LP, GJK Capital Management, LLC, Krevlin Advisors, LLC, Glenhill Capital Overseas Master Fund, L.P., Glenhill Capital Overseas GP, Ltd. and Glenn J. Krevlin dated October 7, 2005.

99.2 Letter dated October 7, 2005 from Glenhill Capital LP and Glenhill Capital Overseas Master Fund, L.P. to the members of the Board of Directors of the Company.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 7, 2005

                                       GLENHILL CAPITAL LP

                                       By: GJK Capital Management, LLC, its
                                           general partner

                                           By:  Krevlin Advisors, LLC, its
                                                Managing Member

                                                By: /s/ Glenn J, Krevlin
                                                   -----------------------------
                                                   Name:  Glenn J, Krevlin
                                                   Title: Managing Member


                                       GJK CAPITAL MANAGEMENT, LLC

                                       By: /s/ Glenn J. Krevlin
                                          --------------------------------
                                       Name:  Glenn J. Krevlin
                                       Title: Managing Member


                                       KREVLIN ADVISORS, LLC


                                       By: /s/ Glenn J. Krevlin
                                          -------------------------------
                                       Name:  Glenn J. Krevlin
                                       Title: Managing Member


                                       GLENHILL CAPITAL OVERSEAS MASTER FUND,
                                       L.P.

                                       By: Glenhill Capital Overseas GP, Ltd.,
                                           its general partner

                                       By: /s/ Glenn J. Krevlin
                                          -------------------------------
                                       Name:  Glenn J. Krevlin
                                       Title: Director


                                       GLENHILL CAPITAL OVERSEAS GP, LTD.

                                       By: /s/ Glenn J. Krevlin
                                          --------------------------------
                                       Name: Glenn J. Krevlin
                                       Title:   Director

                                       /s/ Glenn J. Krevlin
                                       -----------------------------------
                                       Glenn J. Krevlin

                                   SCHEDULE I


      This schedule sets forth information with respect to each purchase of Common Stock which was effected by a Reporting Person during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Glenhill Capital LP
----------

             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
10/5/2005        17,655                $7.2544                  $128,076.43
10/5/2005        33,260                $7.30                    $242,798.00
10/5/2005        8,263                 $7.26                     $59,989.38
10/6/2005        1,190,545             $8.3037                $9,885,928.52
10/6/2005        272,028               $8.3219                $2,263,789.81
10/6/2005        63,018                $8.279                   $521,726.02
10/6/2005        35,010                $8.20                    $287,082.00
10/6/2005        17,505                $8.30                    $145,291.50


----------

   1  Excludes commissions and other execution-related costs.

Shares purchased by Glenhill Overseas Master Fund, L.P.
----------

             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
10/5/2005        7,558                 $7.2544                   $54,828.76
10/5/2005        14,240                $7.30                    $103,952.00
10/5/2005        3,537                 $7.26                     $25,678.62
10/6/2005        509,749               $8.3037                $4,232,802.77
10/6/2005        116,472               $8.3219                  $969,268.34
10/6/2005        26,982                $8.279                   $223,383.98
10/6/2005        14,990                $8.20                    $122,918.00
10/6/2005        7,495                 $8.30                     $62,208.50

    2  Excludes commissions and other execution-related costs.